VALUED ADVISERS TRUST

225 Pictoria Dr.

Suite 450

Cincinnati, Ohio 45246

November 13, 2018

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 333-223229 / 811-22208)

Dear Ms. DiAngelo Fettig:

You recently provided comments relating to the review by the staff of the Securities and Exchange Commission of the annual shareholder report filing for series portfolios of the Trust with a fiscal year ended May 31, 2018, including the BFS Equity Fund and the LS Opportunity Fund (each of the foregoing may be referred to as a “Fund” and collectively as the “Funds”). This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

1.	Comment: (BFS Equity Fund) - In future filings, please disclose in the Sector Diversification chart the basis on which the data is calculated – for example, based on net assets, total investments, etc.).

Response: The Trust will incorporate such disclosure in future filings.

2.	Comment: (LS Opportunity Fund) – In future filings, please disclose whether the sector exposure chart includes derivatives.

Response: To the extent that the Fund invests in derivatives at reporting period end, the Trust will include such disclosure in future filings.

3.	Comment: (Both Funds) - The staff notes that a review of both Funds’ websites revealed that the most recent prospectus was not available, and the prospectus that was available on the website was outdated. Please be sure that the prospectus that is available on the website is current.

Response: The Trust has confirmed that each Fund’s website has been updated with the current prospectus.

4.	Comment: (Both Funds) – In future filings, with regard to the disclosure of amounts subject to recapture by the adviser, please break the amount down by year, as opposed to providing only a total.

Response: The Expense Limitation Agreements with respect to each of these Funds allow each adviser to recoup the sum of all fees previously waived or expenses reimbursed, less any reimbursement previously paid, provided that the Adviser is only permitted to recoup fees or expenses within 36 months from the date the fee waiver or expense reimbursement occurred and provided further that such recoupment can be achieved within the Expense Limitation currently in effect and the Expense Limitation in place when the waiver/reimbursement occurred. Fee waivers/expense reimbursements occur every month, so the amount available to recoup changes each month end, thus continually changing what can be recouped from any given fiscal year. Due to the nature of the agreement, we believe disclosing a total net amount available to recoup on the report date with the expiration date represents the most reasonable approach, while complying with the requirement.

5.	Comment: (Both Funds) – In future filings, please be sure that the disclosure regarding the adviser’s ability to recapture waived fees and reimbursed expenses is consistent between the prospectus and the shareholder report.

Response: Subsequent to the filing of each Fund’s shareholder report, the recapture provisions were modified, and the prospectus of each Fund was updated to reflect the modified recapture provisions. This modified disclosure will also be included in future shareholder report filings.

6.	Comment: (LS Opportunity Fund) – It appears that the Fund held investments in derivatives during the period. In future filings, if investments in derivatives materially affected the Fund’s performance, please be sure that the Management Discussion of Fund Performance section includes a discussion of the derivative investments and the effects on performance.

Response: The Trust will incorporate such disclosure in future filings, as applicable.

7.	Comment: (LS Opportunity Fund) – Note 2 to the financial statements states that the Fund “may” or “could” invest in various derivatives. In future filings, please include specific disclosure as to why the Fund actually invested in various derivatives during the past year.

Response: The Trust will incorporate such disclosure in future filings, as applicable.

8.	Comment: (LS Opportunity Fund) – In future filings, please include disclosure that would allow shareholders to understand the volume of exposure to derivatives, as required by ASC 815, by including information regarding average number of contracts, average notional value, etc.

Response: The Trust will incorporate such disclosure in future filings, as applicable.

9.	Comment: Pursuant to Item 4(e)(2) of Form N-CSR, please modify the headings relating to the percentage of services for which the pre-approval requirement was waived so that the headings match those in the Form.

Response: The Trust will modify the disclosure in future filings.

Please contact me at (513) 869-4300 if there are any questions regarding the responses contained in this letter, or if you require additional information.

Sincerely,

/s/ Carol J. Highsmith

Carol J. Highsmith
Vice President and Secretary

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